[redacted]

BP 2/20

SECURI 08025923 ON

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
101

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18027 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Avenue, Suite 100
(No. and Street)

| Edina | Minnesota | 55435 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. McCoy — 952-835-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

| 7400 Metro Boulevard, Suite 100 | Edina | Minnesota | 55439 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/25

# OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JAMES L KEATING
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 25, 2008

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

ASSETS

| | 2007 | 2006 |
|---|---|---|
| Cash | $ 22,531 | $ 46,654 |
| Certificate of deposit | 35,719 | 15,585 |
| Total cash and cash equivalents | 58,250 | 62,239 |
| Commissions and accounts receivable | 7,465 | 33,180 |
| Prepaid expenses | 14,206 | 14,481 |
| Accounts receivable - employees | 10,340 | 7,286 |
| Furniture and equipment at cost, less accumulated depreciation of $80,510 and $78,692 | 4,464 | 6,282 |
| Securities owned: | | |
| Marketable, at market value | 14,847 | 9,237 |
| Not readily marketable, at fair value | 60,000 | - |
| Deferred income taxes | - | 2,369 |
| Total assets | $ 169,572 | $ 135,074 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ 3,143 | $ 21,961 |
| Accounts payable | 6,174 | 2,607 |
| Accrued interest | - | 410 |
| Accrued retirement plan | 1,480 | 1,480 |
| Accrued income taxes | 15,720 | 2,252 |
| Accrued payroll taxes | 3,763 | 2,634 |
| Long-term note payable | - | 23,168 |
| Total liabilities | 30,280 | 54,512 |
| Stockholders' equity: | | |
| Common stock, $1 par value, authorized 25,000 Shares, issued 1,736 shares | 1,736 | 1,736 |
| Retained earnings | 137,556 | 78,826 |
| Total stockholders' equity | 139,292 | 80,562 |
| Total liabilities and stockholders' equity | $ 169,572 | $ 135,074 |

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 657,653 | $ 311,813 |
| Advisory fees and miscellaneous | 780,568 | 674,303 |
| Interest | 864 | 496 |
| Change in market value of securities | 5,610 | (1,317) |
| Total revenues | 1,444,695 | 985,295 |
| **Expenses** | | |
| Commissions | 946,686 | 542,750 |
| Salaries | 251,608 | 242,534 |
| Employee health insurance | 14,568 | 16,730 |
| Retirement plan | 6,640 | 6,090 |
| Payroll taxes | 18,266 | 17,625 |
| Training | 4,471 | 4,980 |
| Rent | 30,690 | 32,096 |
| Insurance | 2,713 | 2,094 |
| Professional fees | 3,277 | 5,948 |
| Advertising | 5,313 | 4,751 |
| Telephone | 4,745 | 5,879 |
| Postage and delivery | 5,870 | 4,004 |
| Books, subscriptions and periodicals | 8,259 | 8,194 |
| Office supplies | 21,833 | 18,739 |
| Licenses, regulatory fees, dues and memberships | 4,215 | 8,080 |
| Office expense | 4,530 | 6,640 |
| Depreciation | 1,818 | 2,732 |
| Travel and auto expenses | 14,899 | 20,165 |
| Directors fees | 13,200 | 7,200 |
| Interest | 66 | 3,397 |
| Other expenses | 2,209 | 3,778 |
| Total expenses | 1,365,876 | 964,406 |
| Income before income taxes | 78,819 | 20,889 |
| **Provision for income taxes** | | |
| Current year | 17,720 | 2,252 |
| Deferred income taxes | 2,369 | 1,731 |
| Total provision for income taxes | 20,089 | 3,983 |
| Net income | $ 58,730 | $ 16,906 |

The accompanying notes are an integral part of these financial statements.

# PLANNERS FINANCIAL SERVICES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2007 and 2006

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| Balance, December 31, 2005 | 1,736 | $ 1,736 | $ 61,920 | $ 63,656 |
| Net income | - | - | 16,906 | 16,906 |
| Balance, December 31, 2006 | 1,736 | 1,736 | 78,826 | 80,562 |
| Net income | - | - | 58,730 | 58,730 |
| Balance, December 31, 2007 | 1,736 | $ 1,736 | $ 137,556 | $ 139,292 |

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities: | | |
| Fees and commissions received | $ 1,463,936 | $ 973,296 |
| Cash paid to suppliers and employees | (1,380,893) | (946,843) |
| Interest received | 864 | 496 |
| Interest paid | (476) | (4,515) |
| Income tax paid | (4,252) | (300) |
| Net cash provided by operating activities | 79,179 | 22,134 |
| Cash flows used by investing activities: | | |
| Purchase of investments | (60,000) | - |
| Cash flows used by financing activities: | | |
| Payment on notes payable | (23,168) | (76,832) |
| Net decrease in cash | (3,989) | (54,698) |
| Cash and cash equivalents at beginning of year | 62,239 | 116,937 |
| Cash and cash equivalents at end of year | $ 58,250 | $ 62,239 |
| Reconciliation of net income to net cash provided by operating activities | | |
| Net income | $ 58,730 | $ 16,906 |
| Adjustments: | | |
| Depreciation | 1,818 | 2,732 |
| Decrease (increase) in commissions receivable | 25,715 | (18,335) |
| Decrease (increase) in market value of securities | (5,610) | 1,317 |
| Increase (decrease) in commissions payable | (18,818) | 13,517 |
| Decrease (increase) in prepaid expenses | 275 | (553) |
| Increase in accrued taxes payable | 16,966 | 2,342 |
| Increase (decrease) in accounts payable | 3,567 | (201) |
| Decrease (increase) in accounts receivable-employees | (3,054) | 5,515 |
| Decrease in accrued interest | (410) | (1,118) |
| Increase in accrued retirement plan | - | 12 |
| Total adjustments | 20,449 | 5,228 |
| Net cash provided by operating activities | $ 79,179 | $ 22,134 |

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, and Arizona. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of nine months or less to be cash equivalents.

Securities-Marketable securities are valued at market value and securities not readily marketable are valued at fair value which is the same as cost.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2007 and 2006, the Company had a net capital of $43,918 and $41,209 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2007 and 2006. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is no difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2007.

6. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue. The minimum fee of $150 was paid in 2007 and 2006.

7. Lease Commitment

The Company occupies its office facilities pursuant to a three year lease commencing August 1, 2006 with a base rent of $1,419.00 per month for the first two years and $1,576.67 per month for the third year plus operating and tax costs. Minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2008 | $11,816 |

8. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2007 and 2006 were $6,640 and $6,090 respectively.

9. Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 12,436 | $ -- | $ 12,436 |
| Minnesota | 5,284 | 2,369 | 7,653 |
| Total | $ 17,720 | $ 2,369 | $ 20,089 |

10. Certificate of Deposit

This is a one year certificate maturing August 7, 2008 with interest at 5.07%.

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated January 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 25, 2008

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

| | | |
|---|---|---|
| Net capital | | |
| Total stockholders' equity | | $139,292 |
| Deductions | | |
| Non-allowable assets: | | |
| Prepaid expenses | $ 14,206 | |
| Furniture and equipment | 4,464 | |
| Accounts receivable and employees advances | 13,891 | |
| Petty cash | 106 | |
| Commissions receivable (non-allowable) | 347 | |
| Not readily marketable secuities | 60,000 | |
| Total deductions | | 93,014 |
| Adjusted net capital before haircuts | | 46,278 |
| Haircuts on securities | | |
| $14,847 common stock @ 15% | 2,227 | |
| Certificate of deposit | 133 | |
| Total haircuts on securities | | 2,360 |
| Adjusted net capital | | $ 43,918 |

COMPUTATION OF EXCESS NET CAPITAL

| | | |
|---|---|---|
| Adjusted net capital | | $ 43,918 |
| Minimum net capital required: | | |
| Dollar minimum | $ 5,000 | |
| 6 2/3% of aggregate indebtedness | 2,019 | |
| Greater of above | | 5,000 |
| Excess net capital | | $ 38,918 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Commissions payable | $ 3,143 |
| Accounts payable | 6,174 |
| Accrued retirement plan | 1,480 |
| Accrued taxes | 19,483 |
| Total aggregate indebtedness | $ 30,280 |
| Net capital ratio | 1.45 to 1 |

See independent auditors report on supplementary information.

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**


INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Planners Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 25, 2008



END